BioFuel Energy Corp.

Registration Statement on Form S-1

File No. 333-197446

Preliminary Proxy Statement on Schedule 14A

File No. 001-33530

August 20, 2014

Dear Ms. Long:

BioFuel Energy Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Registration Statement Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-197446) (the “Registration Statement”) and Amendment No. 1 (“Proxy Statement Amendment No. 1”) to its Preliminary Proxy Statement on Schedule 14A (File No. 0001-33530) (the “Preliminary Proxy Statement”). This letter, together with Registration Statement Amendment No. 1 and Proxy Statement Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated August 12, 2014 (the “Comment Letter”), relating to the Registration Statement and the Preliminary Proxy Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Registration Statement Amendment No. 1 and/or Proxy Statement Amendment No. 1, as applicable, of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Five clean copies of Registration Statement Amendment No. 1 and Proxy Statement Amendment No. 1, and five copies of each of the same that are marked to show changes from the originally filed Registration Statement and Preliminary Proxy Statement, are enclosed for your convenience with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Registration Statement Amendment No. 1 or Proxy Statement Amendment No. 1, as applicable.

Registration Statement on Form S-1 filed on July 16, 2014

General

1.	Please ensure consistency of disclosure throughout the registration statement and the PREM14A proxy statement filed on July 16, 2014. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable. This will eliminate the need for us to repeat similar comments.

The Company has revised the Registration Statement and Preliminary Proxy Statement to ensure consistency of disclosure throughout. In addition, where comments on the Registration Statement are applicable to disclosure in the Preliminary Proxy Statement (or vice-versa), the Company has made corresponding changes as applicable.

2.	We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering. Please tell us when you intend to provide this information. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

The Company has revised the Registration Statement to include the number of subscription rights, the record date and the expiration date of the rights offering. The Company intends to file a pre-effective amendment to the Registration Statement containing certain other related information that has been omitted.

Prospectus Cover Page

3.	Please state the maximum number of shares of common stock issuable upon exercise of the rights, i.e., the number of shares you are offering pursuant to Item 501(b)(2) of Regulation S-K.

The Company has revised the prospectus cover page to state the maximum number of shares of common stock issuable upon exercise of the rights.

4.	Please disclose here that if you do not consummate the acquisition on or prior to November 4, 2014, your common stock could be delisted from the Nasdaq Capital Market.

The Company has revised the prospectus cover page to disclose that if the Company does not consummate the acquisition on or prior to November 4, 2014, its common stock could be delisted from the Nasdaq Capital Market.

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Voting Agreement, pages 3 and 120

5.	We note your disclosure on page 3 that Greenlight has agreed to exchange all of its LLC Units for shares of common stock at the Closing. Please clarify whether this is part of the voting agreement, as similar disclosure does not appear in the discussion of the Voting Agreement on page 120.

The Company has clarified on page 110 that Greenlight’s agreement to exchange all of its LLC Units for shares of common stock at the Closing is part of the Voting Agreement.

Summary of the Rights Offering, page 6

6.	We note your disclosure on page 6 that “[t]he rights price will represent a significant discount to the market price of our common stock at the time of determination.” We also note similar disclosure on page 129. Please revise here and on page 129 to provide more detail about how the board determined the rights price and whether this was the price necessary to obtain a backstop commitment.

The Company has revised the disclosure on pages 5 and 115 to provide more detail about how the board determined the rights price, including the impact of the rights price on the Company’s ability to obtain backstop commitments.

Dilution, page 44

7.	You disclose that net tangible book value per share represents the amount of your total tangible assets, less the amount of your tangible liabilities, divided by the aggregate number of shares of common stock and class B common stock outstanding (net of shares held in treasury). You also disclosed that your pro forma net tangible book value as of March 31, 2014 would have been $138,958,000, or $4.42 per share. Please revise your disclosure to comprehensively explain how you derived your pro forma net tangible book value and pro forma net tangible book value per share as of March 31, 2014. Please also consider presenting this information in a table that clearly discloses your dilution.

The Company has revised the disclosure on page 38 to comprehensively explain how it derived its pro forma net tangible book value and pro forma net tangible book value per share as of June 30, 2014. The Company has presented this information in a table that clearly discloses its accretion.

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Unaudited Pro Forma Combined Financial Information, page 47

Notes, page 51

1. Basis of Presentation, page 51

8.	You indicate that the unaudited pro forma combined financial information is presented after giving effect to the consummation of the acquisition. Please revise your footnote to disclose how you accounted for the acquisition of JBGL in your pro forma combined financial information.

The Company has revised the footnote on page 44 to disclose how it accounted for the acquisition of JBGL in its pro forma combined financial information.

2. Pro Forma Adjustment, page 51

9.	With regards to Note (b), you indicate that based on both current and projected operating income of the combined entity, it is more likely than not that the deferred tax asset will be realized in future periods and therefore the valuation allowance against the deferred tax asset has was eliminated. Given that the projected operating income of the combined entity appears to be a management expectation, please tell us how you determined that this adjustment was factually supportable. Please advise or revise your disclosure accordingly. You may consider including this information in a footnote to the pro forma financial information.

The Company has revised the footnote on page 45 to disclose how it determined that the adjustment relating to the deferred tax asset is factually supportable.

JBGL Management’s Discussion and Analysis of Financial Condition..., page 58

Results of Operations, page 60

10.	Please enhance your MD&A to include the following:

•	Please revise your consolidated and segment disclosures to more fully address the reasons for changes in the number of home delivered and average sales prices during each period presented. For example, on page 65, you indicate that the increase in the average sales prices was the result of changes to the mix of typical homes delivered and local market appreciation of homes. However, you have not provided any insight into the mix of homes delivered in your markets as compared to prior years or any indication of how much market appreciation was in your markets compared to prior periods;

•	Please more fully disclose and discuss the impact of sales incentives and cancellations, by segment, during each period presented. It is not sufficient enough to say that the increase in cancellation rates were the results of market conditions. For example, on page 67, you indicate that the increase in cancellation rates from 8.4% in 2012 to 14.8% in 2013 was the result of general market activity does not explain why cancellation rates increase significantly from 2012 to 2013; and

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•	Please enhance your disclosure to quantify the business reasons for the changes between periods in the significant line items of your statements of income. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, on page 68, you indicate that the increase in new home deliveries was primarily attributable to the increase in net new home orders, which resulted from favorable housing market conditions and the addition of the operations of a second builder for the entire 2013 period. However, it is unclear how much of the change was due to the operations of the second builder.

JBGL has revised the disclosure throughout its MD&A section to more fully address the reasons for changes in the number of homes delivered and average sales prices during each period presented, more fully disclose and discuss the impact of sales incentives and cancellations, by segment, during each period presented and quantify the business reasons for the changes between periods in the significant line items of its statements of income, among other enhancements. Please refer to the revised disclosure on pages 53 through 73.

11.	We also note disclosure on page 72 that the cost of home sales for the year ended December 31, 2012 for the builder operation segment increased primarily due to the 420% increase in the number of homes delivered, which was primarily the result of the addition of one builder in 2012 and a full year results for another builder added in July 2011. However, it is unclear how much of the change was due to the operations of either of these newly acquired builders. We also note that you do not attribute any of the increase in new homes delivered and home sales revenues to the addition of the builder in 2012 under “New Homes Delivered and Home Sales revenue” on page 71. Please revise accordingly.

JBGL has revised the disclosure on page 66 to clearly state how much of the increase in the cost of home sales for the year ended December 31, 2012 for its builder operations segment was due to the operations of newly acquired builders and has revised the disclosure on page 63 to add discussion of the newly acquired builder.

Lots Owned and Controlled, page 67

12.	Please revise your table on page 67 to include separate columns for lots owned and for lots controlled. Please make similar revisions to the table on page 74 discussing lots owned and controlled as of periods ended December 31. Please also briefly explain, as you have done on page 90, that “controlled” lots are lots you have a contractual right to acquire, but do not own.

JBGL has revised the tables on pages 62 and 67 to include separate information for lots owned and lots controlled. JBGL has also revised the disclosure on pages 62 and 67 to explain that controlled lots are lots that JBGL has as contractual right to acquire but does not own.

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Liquidity and Capital Resources Overview, page 74

Cash Flows, page 75

13.	In your discussions of operating cash flows for all periods presented, you have indicated that the change was primarily the result of an increase in net income and/or changes in inventory without further discussion of your working capital components. Please expand this disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, earnest money deposits, accounts payable, accrued expenses and customer and builder deposits. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

JBGL has expanded its discussion on cash flows for all periods on pages 69 and 70 to discuss the underlying reasons for changes that impacted cash flows.

Covenant Compliance, page 75

14.	Please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented, not just the most recent period. Also, if you believe non-compliance is reasonably possible, please disclose actual and required ratios/amounts.

JBGL has revised the disclosure on page 69 to indicate that it was in compliance with its debt covenants for all periods presented. We also respectfully advise the Staff that JBGL management does not believe that non-compliance with its debt covenants is reasonably possible and as a result disclosure regarding actual and required ratios/amounts has not been added to the Registration Statement Amendment No. 1.

Significant Accounting Policies, page 79

Impairment of Real Estate Inventories, page 80

15.	Please expand your critical accounting policy to provide additional insight regarding your impairment analysis under ASC 360 for each inventory category. Please revise your disclosures to address the following:

•	You indicate that you evaluate residential lots and homes held for sale for impairment when indicators of potential impairment are present. Please disclose whether you evaluate your inventory at the community level or the individual residential lot or home level;

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•	You also disclose that indicators of impairment include, but are not limited to, decreases in local housing market values and or actual or undiscounted projected losses. Please address how frequently you evaluate for these types of events and circumstances. Please also clarify how you determine which residential lots or homes held for sale should be tested for impairment and when they should be tested for impairment; and

•	Please disclose how you determine estimated future cash flows and fair values of your inventory. If applicable, please discuss the significant estimates and assumptions you used to determine estimated future cash flows and fair values, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. Please discuss how sensitive your fair value estimates are to each significant assumption and address whether certain estimates and assumptions are more subjective than others. Please also disclose the extent to which your projections assume an improvement in market conditions, if applicable.

JBGL has revised the disclosure on pages 72 and 73 to provide additional information regarding its impairment analysis in the requested areas.

Business of JBGL, page 81

Overview of JBGL, page 81

16.	Please clarify what you mean by “prime locations in the DFW and Atlanta markets.” [emphasis added].

JBGL has revised the disclosure on pages 2, 53 and 74 to clarify the meaning of prime locations.

17.	Please explain the basis for your statement that “JBGL operates as a leading land developer . . .” and provide supplemental support or characterize such disclosure as management’s belief or opinion [emphasis added].

JBGL has revised the disclosure on pages 2, 53 and 74 to state that it is JBGL management’s belief that it operates as a leading land developer.

Owned and Controlled Lots, page 89; Acquisition Process, page 90

18.	We note that your controlled lots are those that you have a contractual right to acquire but do not currently own. Please elaborate on the usual material terms of your rights to acquire lots. For example, how long do you have to exercise your right to acquire, and how is the price determined? Have you paid for the rights to acquire the lots, and is that amount applied to the purchase price? Also, as requested in our comment above, please distinguish your owned lots from your controlled lots in the table on page 90.

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JBGL has revised the disclosure on page 82 to describe the usual material terms of its rights to acquire lots and to distinguish between JBGL’s owned and controlled lots.

The Rights Offering, page 128

Registration Rights, page 136

19.	Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

The Company acknowledges the Staff’s comment and advises the Staff that there are no potential cash penalties under the registration rights agreement and no additional penalties that could result from delays in registering its common stock.

Description of Capital Stock, page 144

20.	Please include a description of the material terms of the rights, including all of the information required by Item 202(c) of Regulation S-K, either in this section or another appropriately titled section. For example, you should clarify whether Delaware or New York law governs the rights. We note that your legality opinion is limited to New York law and the DGCL.

The Company has revised the disclosure on pages 133 and 134 to include a description of the material terms of the rights, including all of the information required by Item 202(c) of Regulation S-K. The Company has clarified that the Delaware General Corporation Law governs the rights.

Security Ownership of Certain Beneficial Owners and Management, page 157

21.	Please identify the natural person(s) that hold voting or dispositive power over the shares held by Third Point Funds.

The Company has revised the disclosure on page 141 to identify the natural person that, according to a Schedule 13D/A filed with the Commission on July 18, 2014, holds voting or dispositive power over the shares held by Third Point Funds.

Financial Statements

General

22.	Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

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The Company acknowledges the Staff’s comment and has updated the Registration Statement and Preliminary Proxy Statement.

Combined and Consolidated Statements of Cash Flows, page F-43

23.	Please revise your statements of cash flows here and on page F-59 to begin with “net income” rather than “net income attributable to both your controlling and non-controlling interests. Refer to ASC 230-10-45-2 and 45-28.

JBGL has revised its statements of cash flows on both page F-46 and F-62 to begin with “net income”.

1. Organization and Summary of Significant Accounting Policies, page F-44

Earnest Money Deposits, page F-46

24.	You disclosed that in the ordinary course of business, you enter into land option agreements in order to procure land for the construction of homes in the future. Please tell us what consideration you gave to whether these option agreements represent VIEs pursuant to ASC 810. Please also explain to us how you determined you are not the primary beneficiary of any VIE from which you have acquired land rights. On page F-52 you disclosed that there were 910 and 196 lots under option as of December 31, 2013 and 2012 with a total exercise price of approximately $62 million and $8 million. Please disclose, here and on page F-52, the time periods over which these potential payments are required to be paid, to exercise your land rights.

JBGL has revised the disclosure on pages F-48 and F-54 to include the time periods over which potential payments to exercise land rights may be made.

In connection with the preparation of its financial statements, JBGL management evaluated whether each of its land option agreements represented a variable interest entity (“VIE”), whether JBGL was the primary beneficiary of such VIE and whether any VIE required consolidation based on all information available to the Company for these entities.

Pursuant to ASC 810-10-25, whether a VIE must be consolidated rests on whether JBGL is the primary beneficiary of the applicable VIE, i.e., whether JBGL has a controlling financial interest in such VIE. JBGL performed a qualitative assessment of each VIE from which it holds a land option in order to determine whether JBGL holds a controlling financial interest in such VIE. In performing its analysis, JBGL determined that it was not the primary beneficiary of any VIE because JBGL did not have the power to direct the activities of any VIE that most significantly affected such VIE’s economic performance, and JBGL has no obligation to absorb such VIE’s losses or the right to receive benefits from such VIE that could be significant to such VIE. JBGL’s maximum exposure to loss related to these VIEs is generally limited to its deposits and pre-acquisition costs under the applicable land option agreements. Furthermore, JBGL determined that it does not have any implicit financial responsibility to ensure that any of the applicable VIEs operate as designed, as JBGL does not have any powers or in practice is not controlling or directing operations or any other significant activities of such VIEs. As a result of the foregoing, JBGL respectfully submits to the Staff that no VIEs required consolidation into JBGL’s financial statements at December 31, 2012, December 31, 2013 or June 30, 2014.

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Segment Information, page F-49

25.	You disclosed that your operations are organized into two reportable segments: Builder Operations and Land Development. You indicate that Builder Operations consist of two operating segments: Texas and Georgia. You also disclosed that you considered similar economics and other characteristics to determine most appropriate reportable segments. Please demonstrate to us how you determined that the aggregation of your two operating segments of Texas and Georgia into one reportable segment is appropriate and complies with ASC 280-10-50-11.

Pursuant to ASC 280-10-50-11, two or more operating segments may be aggregated into a single reporting segment if aggregation is consistent with the objective and basic principles of ASC 280-10-50-11, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas: (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services and (d) the methods used to distribute their products or provide their services.

In connection with the preparation of JBGL’s financial statements, JBGL management evaluated the two operating segments within its Builder Operations segment and determined that they met the aggregation criteria of ASC 280-10-50-11. Specifically, JBGL’s Texas and Georgia operating segments have experienced nearly identical margins from 2012 through June 30, 2014 and JBGL management expects similar conditions to persist going forward. Additionally, JBGL management determined that the Texas and Georgia segments (i) offer similar products and services since they both offer townhouses, single family and luxury homes, (ii) have similar production processes as each builds and constructs communities offering the products described in clause (i) above, (iii) have similar customer bases and (iv) use similar marketing and sales methods to distribute their products. As a result of the foregoing, we respectfully submit to the Staff that the aggregation of JBGL’s Texas and Georgia operating segments into one reportable segment is appropriate and complies with ASC 280-10-50-11.

2. Acquisitions, page F-49

26.	You disclosed that you purchased fifty one percent voting control and fifty percent of the equity of The Providence Group of Georgia, LLC in 2011 and CB JENI Homes of DFW LLC in 2012. Please provide the following:

•	Please revise your disclosure to indicate that the transactions were accounted for using the acquisition method of accounting rather than the purchase method of accounting. Refer to ASC 805-10-05-4;

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•	You indicate that all assets acquired and liabilities assumed were acquired at their estimated fair value. Please help us understand how you allocated your purchase price including but not limited to how you recognized your identifiable assets and liabilities and any non-controlling interest pursuant to ASC 805-20. Please specifically address how you measured your non-controlling interest in The Providence Group of Georgia, LLC and CB JENI Homes of DFW LLC. Refer to ASC 805-20-30-1 and 30-7; and

•	Please also tell us what consideration you gave to ASC 805-30 in determining whether there was any goodwill as a result of your transaction. In this regard, please also revise your disclosures to comply with ASC 805-30-50-1 including but not limited to the disclosures required in 50-1(d) through 50-1(f), as applicable.

JBGL has revised the disclosure on page F-52 to indicate that the transactions involving the purchase of fifty one percent voting control and fifty percent of the equity of The Providence Group of Georgia, LLC (“TPG”) in 2011 and CB JENI Homes of DFW LLC (“CB JENI”) in 2012 were accounted for using the acquisition method of accounting.

Pursuant to ASC 805-20, JBGL’s process for recording each acquisition consisted of the following: (a) identifying all assets acquired and liabilities assumed (“net assets”) from the accounting records of each acquiree, (b) a determination of whether to record any intangible assets, (c) an assessment of the non-controlling interest and (d) a determination of whether to recognize goodwill.

With respect to the on balance sheet net assets acquired from each acquiree, they were recorded at their historical carrying value as an approximation of fair value.

The underlying TPG lots were acquired, on average, six months prior to the effective date of the acquisition, and when CB JENI was acquired in April 2012, it had been in business for only three years, was only building in two communities and had minimal activity. At the time of each respective acquisition, banks were actively trying to compress their balance sheets and were not making loans to builders. Market participants were not willing to structure lending or capital deals with builders. There was also uncertainty that the acquired homes under construction would be sold at values in excess of cost because of issues in connection with potential home buyers’ ability to obtain appraisals equal to the proposed sales price, which was necessary in order to obtain financing. TPG and CB JENI also were obligated under certain construction loan arrangements, pursuant to which interest rate increases would become effective if such loans were not paid off within a certain period of time. In addition to the foregoing, most of the homes owned by TPG and CB JENI were under construction and there was uncertainty as to whether the community in which these homes were located would be complete and JBGL anticipated the need to provide significant additional capital to each entity in order to allow them to complete the acquired work in progress. For these reasons, JBGL did not write up the value of the net assets acquired. Likewise, as a result of the proximity upon which the underlying assets were acquired, JBGL did not feel impairment of the acquired net assets was warranted. As a result of the foregoing evaluation of both market conditions and the analysis of properties and communities, JBGL recorded the tangible net assets acquired at their historical carrying value as an approximation of fair value.

With respect to intangible assets, due to the inherent nature of each acquisition, JBGL determined that there were no identifiable intangible assets to recognize. An explanation of the potential intangibles analyzed in connection with each acquisition is as follows:

Brand name: At the time of acquisition, TPG was nearing insolvency and upon consummation of the transaction with JBGL rebranded itself. CB JENI was three years old and had no market presence as it was building in only two communities. As such, no value was ascribed to either brand name in the applicable acquisition. In each case, the current brand was determined to be more likely a detriment than an asset. The ability of each acquired company to recapitalize and effectively market “under new management” was needed to ensure prospective buyer confidence in community completion.

Technological/Artistic: Neither acquired builder possessed a process that allowed it to build houses more efficiently and differentiate itself within the homebuilding industry to warrant recognition. Neither owned any patents that were acquired by JBGL. In addition, neither builder provides a product so unique that further evaluation was warranted.

Contractual intangibles:

(i) Each builder relied on relationships with a variety of subcontractors. As each business was a going concern at the time and there was no inherent special business relationship of value at the time of acquisition, these relationships were ascribed no value.

(ii) JBGL did not acquire a significant backlog or prospect list from either builder containing homes to be built where the expected return on them warranted asset recognition.

With respect to the non-controlling interests in TPG and CB JENI, the initial non-controlling interest in each entity was determined by JBGL to be zero due to the structuring of each respective acquisition agreement and the fact that there were no adjustments to historical carrying values in either acquisition. In each acquisition, the transaction involved the creation of a newly formed entity where net assets were not acquired for cash but via a loan from JGBL to each new subsidiary that was to be paid back out of future profits, if any. JBGL also anticipated the need to provide additional capital to each entity in order to resurrect these builders, allow them to complete the acquired work in progress and maintain operations. As such, JBGL determined that the day-one equity of each standalone entity post-acquisition was zero.

With respect to goodwill, JBGL management applied ASC 805-30 in determining whether to record goodwill for each acquisition. JBGL management’s analysis determined that the appropriate fair value for the net assets acquired were their respective carrying values and, because it was also determined that there were no intangible assets to recognize, there is no goodwill to allocate to either transaction.

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Financial Statements – March 31, 2014

Condensed Combined and Consolidated Balance Sheets, page F-56

27.	We note that you have included a pro forma balance sheet as of March 31, 2014 on the face of your balance sheet. Please tell us what this pro forma balance sheet represents. Please tell us how you determined that it was appropriate to include this pro forma balance sheet.

Pursuant to guidance set forth in Section 3430.2 of the SEC Division of Corporation Finance Financial Reporting Manual (the “Manual”), if the terms of JBGL’s outstanding members equity will change subsequent to the date of the latest balance sheet and the change will result in a material reduction to the permanent equity, the financial statements included in a subsequent SEC filing should include a pro forma balance sheet presented alongside the historical balance sheet giving effect to the change in capitalization.

As described in the Combined and Consolidated Financial Statements of JBGL, on June 10, 2014, JBGL entered into a definitive transaction agreement with BioFuel, which provides that, subject to certain terms and conditions, JBGL will receive $275 million, payable in cash and shares of BioFuel’s common stock. It has been determined by the facts and circumstances of the transaction that JBGL will be the accounting acquirer (rather than BioFuel) and therefore JBGL’s assets will be recorded at their historical cost.

In conjunction with that transaction, $150 million of debt will be issued (by Greenlight, collectively, one of the owners of JBGL) as part of the buyout. This will permanently reduce the equity of the post-transaction combined company by $150 million, which will be converted into debt. The pro forma balance sheet presented as of June 30, 2014 increases notes payable by $150 million and reduces member’s equity by the corresponding amount to comply with FRM 3430.2.

As a result of the $150 million of debt expected to be incurred in connection with the Acquistion, JBGL’s member’s equity will be permanently reduced by $150 million when the Acquisition closes. The pro forma balance sheet presented as of June 30, 2014 increases notes payable by $150 million and reduces member’s equity by the corresponding amount to comply with the guidance set forth in Section 3430 of the Manual. As a result of the foregoing, JBGL respectfully submits to the Staff that the inclusion of the pro forma balance sheet as of June 30, 2014 to reflect this reduction is appropriate.

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Exhibit 5.1 – Form of Opinion of Cravath, Swaine & Moore LLP regarding validity of securities being issued

28.	Since counsel is opining that the rights are valid and binding obligations under the law of the jurisdiction governing these rights, if the rights are governed by Delaware law, please have counsel revise its opinion to include all relevant Delaware state laws in addition to the Delaware General Corporation Law. For guidance please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

The Company and its counsel, Cravath, Swaine & Moore LLP, respectfully submit that counsel’s opinion, as currently drafted, includes all relevant Delaware state laws.

The rights will be issued pursuant to authority granted to Delaware corporations under Section 157 of the Delaware General Corporation Law (“DGCL”), which governs the validity and the enforceability of the rights. Section 157(a) specifically authorizes a Delaware corporation, subject to any provisions in its certificate of incorporation, to “create and issue … rights or options entitling the holders thereof to acquire from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.” Section 157(b) of the DGCL further provides that the terms of rights issued in accordance with Section 157 shall be set forth in either the corporation’s certificate of incorporation or a resolution adopted by the board of directors and, in either case, set forth in or incorporated in the instrument evidencing the rights.

The rights will be issued pursuant to subscription certificates (the form of which is filed with Registration Statement Amendment No. 1 as Exhibit 4.4) and will not be issued pursuant to a rights agreement or other contract. Each subscription certificate will evidence the terms of the rights established by a resolution of the board of directors of the Company, but will not create any separate rights of holders of such certificate (in the same manner that a common stock certificate evidences, but does not create separate, rights of a stockholder). Thus, a stockholder’s right to purchase additional shares of the Company’s common stock is created by the statutory provisions of Section 157 of the DGCL and the specific board resolutions adopted thereunder, and not pursuant to a separate agreement entered into between, or on behalf of, the parties. Further, the rights will represent a unilateral offer made by the Company, pursuant to the board resolutions adopted pursuant to Section 157 of the DGCL, that does not require consideration or acceptance from the recipient in order to make the rights binding and enforceable against the Company. This distinguishes the rights from other contractual obligations, such as debt securities or warrants, where there is consideration exchanged for the securities and a separate binding agreement is entered into between, or on behalf of, the parties.

For the foregoing reasons, we respectfully submit that counsel’s opinion includes all relevant Delaware state laws. We note that, as it relates to counsel’s opinion, the DGCL includes the statutory provisions and all applicable reported judicial decisions interpreting these laws.

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Exhibit 8.1 – Form of Opinion of Cravath, Swaine & Moore LLP regarding certain tax matters

29.	The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note disclosure on page 162 that “[i]t is the opinion of our counsel, Cravath, Swaine & Moore LLP, that the receipt of the subscription rights in connection with the rights offering should be treated, under Section 305(a) of the Code, as a nontaxable distribution . . .” [emphasis added]. Please explain in detail why the relevant party cannot give a “will” opinion by describing the degree of uncertainty and the related risks to the investors.

The Company has revised its disclosure on pages 145 and 147 of Registration Statement Amendment No. 1 in response to the Staff’s comment. The authorities governing transactions such as the rights offering are complex and do not speak directly to the consequences of certain aspects of the rights offering, including, for example, the effects of the over-subscription privilege, the private placement, the Additional Equity Investment and the Backstop Commitments. The lack of specific authorities that speak to such consequences prevents the Company’s counsel, Cravath, Swaine & Moore LLP, from providing a “will” opinion with respect to the U.S. federal income tax treatment of the receipt of the subscription rights in the rights offering.

Preliminary Proxy Statement on Schedule 14A filed July 16, 2014

The Transactions, page 85

30.	We note discussion on page 85 that the company’s board “reviewed potential opportunities. . . ,” disclosure on page 86 regarding “. . . alternatives that had previously been explored or discussed by the Company” and further reference on page 87 to “the Special Committee’s concurrent exploration of alternatives. . . .” Please expand your disclosure to briefly discuss what other alternatives were considered and why such alternatives were not pursued.

The Company has expanded the disclosure on pages 91 and 93 to discuss the other alternatives considered and why such alternatives were not pursued.

31.	We note disclosure on page 87 that “Duff & Phelps informed members of the Special Committee that Duff & Phelps, LLC would not be able to render an opinion with respect to the fairness, taken individually, of the material economic terms of the financing . . . .” Please clarify the reason(s) for Duff & Phelps’ inability to render an opinion with respect to the financing contemplated by the debt commitment letter.

The Company has revised the disclosure on page 94 to clarify the reasons for Duff & Phelps’ inability to render an opinion with respect to the financing contemplated by the debt commitment letter.

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32.	We note reference on page 87 to Ms. Blake reaching “out to David Einhorn directly about the terms and structure of the debt.” Other than discussing a lower “interest rate payable in the first year of the loan . . . ,” please discuss what other material terms of the debt financing Ms. Blake attempted to discuss with Mr. Einhorn. In this regard, we also note that the Special Committee considered it a countervailing factor that Greenlight was only willing to decrease the interest rate on the term loan by 1% for the first year. It is unclear what other terms the Special Committee sought.

The Company has revised the disclosure on page 94 to clarify the items discussed with Mr. Einhorn.

33.	Please elaborate on the Special Committee’s discussion as to the appropriateness of receiving an opinion from Duff & Phelps as to the fairness of the Purchase Price to be paid in the JBGL Proposal, taking into account the material economic terms contemplated by the draft Debt Commitment Letter. Please explain the effect of this opinion on shareholders versus a separate opinion, which Duff & Phelps was not able to render, as to the economic terms contemplated by the Debt Commitment Letter. Please clarify, as appears to be the case, that the Special Committee did conclude that the opinion that Duff & Phelps was prepared to give was appropriate, and disclose the reasons why the Special Committee made this conclusion.

The Company has expanded the disclosure on page 94 to elaborate on the Special Committee’s discussion, and conclusion, as to the appropriateness of receiving an opinion from Duff & Phelps as to the fairness of the purchase price to be paid in the proposal by Brickman and Greenlight (the “JBGL Proposal”), taking into account the material economic terms contemplated by the debt commitment letter. The expanded disclosure on page 94 also discusses the effect of this opinion on shareholders versus a separate opinion.

Opinion of Duff & Phelps, LLC

34.	Please provide us with copies of the board books and any other materials prepared by Duff & Phelps, LLC.

The following are the materials prepared by Duff & Phelps, LLC that have been delivered to the Special Committee in connection with its consideration of the JBGL Proposal. The third presentation listed below also was presented to the board of directors of the Company. These materials are being separately delivered to the Staff on a supplemental basis by Greenberg Traurig, LLP, counsel to Duff & Phelps Securities, LLC and Duff & Phelps, LLC, together with a request for confidential treatment under the Freedom of Information Act:

•	Presentation for the Special Committee of the Board of Directors of BioFuel Energy Corp. dated May 30, 2014;

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•	Presentation for the Special Committee of the Board of Directors of BioFuel Energy Corp. dated June 4, 2014; and

•	Presentation for the Special Committee of the Board of Directors of BioFuel Energy Corp. dated June 10, 2014.

35.	Please revise your discussion of the Opinion of Duff & Phelps, LLC to state that Duff & Phelps, LLC has consented to the use of the opinion in your filing. Alternatively, please remove the language in the fairness opinion to the effect that “[t]his opinion is furnished for the use and benefit of the Special Committee . . . and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose. . . .”

The Company has revised the discussion of the opinion of Duff & Phelps, LLC on page 102 to state that Duff & Phelps, LLC has consented to the use of the opinion in the Preliminary Proxy Statement.

Proposal 10 – Election of Directors, page 162

36.	With respect to your directors prior to the consummation of the transaction as well as post consummation, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your current and proposed business and structure. Please refer to Item 401(e)(1) of Regulation S-K for guidance.

The Company and JBGL have revised the disclosure on pages 171 through 174 to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director (both prior to and after the consummation of the transaction), in light of the Company’s current and proposed business and structure.

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Please contact the undersigned at (212) 474-1024, or Eric L. Schiele at (212) 474-1788, with any questions or comments you may have regarding the Registration Statement or the Preliminary Proxy Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Kamyar Daneshvar

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ernest Greene

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mark L. Zoeller

BioFuel Energy Corp.

1600 Broadway, Suite 1740

Denver, CO 80202

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